EXHIBIT 21.1

Brookstone, Inc.

List of Subsidiaries

March 19, 2007

Name	Organized under laws of:
Brookstone Company, Inc.	New Hampshire
Brookstone Stores, Inc.	New Hampshire
Brookstone Purchasing, Inc.	New Hampshire
Brookstone Properties, Inc.	New Hampshire
Brookstone Holdings, Inc.	New Hampshire
Brookstone International Holdings, Inc.	New Hampshire
Gardeners Eden, Inc.	New Hampshire
Brookstone Retail Puerto Rico, Inc.	Puerto Rico
Advanced Audio Concepts, Limited	Hong Kong
Brookstone O’Hare, LLC	Delaware
National Concessions Management Brookstone Stores Georgia, LLC	Delaware
Brookstone Dallas Fort Worth, LLC	Delaware